                                   EXHIBIT 12

                                         1997           1996           1995           1994          1993
                                       -------        -------        -------        -------       -------
Fixed Charges:
     Int Exp-Borrowings                  1,494            804            547            490           211
     Int Exp-Deposits                   14,711         13,593         12,290         10,054         9,153
     Implicit Int Rent                      51             27             16             19             5
                                       -------        -------        -------        -------       -------
Total Fixed Charges (a)                 16,256         14,424         12,853         10,563         9,369

Earnings                                 6,695          5,642          6,245          4,721         5,371
Earnings (b)                             8,240          6,473          6,808          5,230         5,587
Earnings (c)                            22,951         20,066         19,098         15,284        14,740
Ratio of Earnings
 to Fixed Charges:
     Excluding Int on Deposits            5.33           7.79          12.09          10.28         25.87
     Including Int on Deposits            1.41           1.39           1.49           1.45          1.57


(a) For purposes of such computation, the term "fixed charges" represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

(b) For purposes of such computation, the term "earnings" represents earnings before provision for income taxes and cumulative effect of change in accounting principle plus interest on borrowings and a portion of rentals representative of an implicit interest factor for such rentals.

(c) For purposes of such computation, the term "earnings" represents earnings before provision for income taxes and cumulative effect of change in accounting principle plus total fixed charges.